SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 29, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-_____________

SIGNATURES
Metso’s Interim Review, January-September 2003:

SIGNATURES

Date  October 29, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso’s Interim Review, January-September 2003:
GOODWILL IMPAIRMENT AND NONRECURRING EXPENSES OF EFFICIENCY
IMPROVEMENT PROGRAM BURDENED RESULT

(Helsinki, Finland, October 29, 2003)

•	Metso Corporation’s (NYSE: MX; HEX: MEO) net sales in January-September amounted to EUR 3,046 million (1-9/2002: EUR 3,394 million). Aftermarket and maintenance services accounted for 34 percent of net sales (33%).

•	The order backlog at the end of September increased to EUR 1,777 million (Dec 31, 2002: EUR 1,589 million).

•	Operating profit before nonrecurring items and amortization of goodwill for January-September was EUR 80.7 million (EUR 156.0 million). Nonrecurring items included, the operating loss was EUR 273.7 million (operating profit EUR 94.0 million). This includes the costs of the efficiency improvement program and, in contrast to earlier announcement, the goodwill impairment in Metso Minerals.

•	Income before taxes was EUR 327 million negative (EUR 39 million positive).

•	Earnings per share excluding nonrecurring items and amortization of goodwill were EUR 0.16 (EUR 0.50). Earnings/share were EUR 2.36 negative (EUR 0.13 positive).

•	At the end of September, gearing was 118.5 percent (92.5 percent at end of June 2003). The goodwill impairment increased the gearing ratio by about 20 percentage points.

Due to the uncertainty of the global economy, investments in Metso’s customer industries in Europe and North America remained at a low level. The Chinese market returned to the situation prevailing before the SARS epidemic.

Metso’s net sales for January-September decreased by 10 percent from the comparison period in 2002. Excluding the effects of exchange rate changes, net sales remained almost at their previous level.

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was down on the comparison period mainly due to lower margins from Metso Paper’s large projects than in the comparison period, the continuing tight competition faced by Metso Minerals’ crushing and screening equipment and the strengthening of the euro.

Net nonrecurring expenses of the review period amounted to EUR 314 million. These include the goodwill impairment of EUR 205 million in Metso Minerals, which reduces Metso Mineral’s operating profit, and restructuring expenses of EUR 102 million related to the 2003 efficiency improvement program. The increase in the nonrecurring expenses of the efficiency improvement program is due to expansion of the program and the higher than anticipated expenses of closing down Metso Minerals’ units. The annual profit improvement targeted through the efficiency improvement program has been raised to over EUR 100 million, including the savings measures at Metso Ventures and Metso’s corporate headquarters.

Metso’s market environment is not expected to show improvement in the last quarter of the year. The Corporation’s full year income before taxes will be negative.

Metso’s Board of Directors has reviewed the strategic plans prepared during the year by management. According to the plans, on the basis of the estimated market situation, Metso will not achieve its long-term profitability targets in the next two years.

The primary focus in managing Metso Corporation will the decisive implementation of the ongoing efficiency improvement actions and on other measures to improve profitability and strengthen the balance sheet.

For additional information, please contact:

Olli Vaartimo, President and CEO, Metso Corporation, tel. +358 (0)20 484 3010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 (0)20 484 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

METSO INTERIM REVIEW January 1 - September 30, 2003	1(30)

Key figures

EUR million	7-9/03	7-9/02	1-9/03	1-9/02	2002

Net sales	991	1,105	3,046	3,394	4,691
Operating profit before nonrecurring items and amortization of goodwill	34.0	37.8	80.7	156.0	250.6
% of net sales	3.4	3.4	2.6	4.6	5.3
Nonrecurring operating items	(313.0)	(3.1)	(313.6)	(18.6)	(26.5)
Amortization of goodwill	(13.5)	(14.2)	(40.8)	(43.4)	(57.1)
Operating profit/loss	(292.5)	20.5	(273.7)	94.0	167.0
% of net sales	(29.5)	1.9	(9.0)	2.8	3.6
Income/loss before taxes	(311)	3	(327)	39	93
Net income/loss	(304)	1	(322)	17	65
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	0.12	0.07	0.16	0.50	0.99
Earnings/share, EUR	(2.23)	0.01	(2.36)	0.13	0.48
Orders received	987	1,057	3,296	3,604	4,646
			30.9.03	30.9.02	31.12.02
Order backlog			1,777	1,838	1,589
Equity to assets ratio, %			26.8	31.8	33.3
Gearing, %			118.5	87.3	80.6

Metso’s operating environment in July-September

Due to the uncertainty of the global economy investments in Metso’s customer industries in Europe and North America remained at a low level. In contrast, the Chinese market returned to the situation prevailing before the SARS epidemic.

The prices of printing papers rose slightly in the USA, but remained mainly at current levels in Europe. The pulp price, on the other hand, declined slightly in the third quarter, but began to rise again in October. The prices of the most common metals continued their cautious increase.

Demand for Metso’s products

The market environment for Metso Paper showed no significant change in July-September from the previous quarter, although several orders for paper machines and mechanical pulping equipment were received from China. The order intake from Europe and North America focused on minor machine rebuilds and aftermarket and maintenance services. On the whole, demand for Metso Paper’s aftermarket and maintenance services remained stable.

Demand for Metso Minerals’ products was at the same level in the third quarter as in the previous one in Europe, but declined further in North America. Competition remained tight in the construction and civil engineering industry, partly due to currency changes. The volume of inquiries for mining equipment and projects increased slightly from the previous quarter. Aftermarket and maintenance services continued stable on the previous quarter.

The overall market and demand for Metso Automation’s products matched that of the previous quarter. A similar situation prevailed in aftermarket and maintenance services.

Orders received and order backlog

The value of new orders received by Metso in January-September was EUR 3,296 million, or 9 percent less than in January-September 2002. Excluding the effects of currency changes, the value of new orders decreased by 3 percent. At the end of September, Metso’s order backlog was EUR 1,777 million, an increase of 12 percent compared with the end of 2002. Of new orders received in the review period, 41 percent originated from Europe, 21 percent from North America, 28 percent from Asia-Pacific, 6 percent from South America and 4 percent from the rest of the world.

During the review period, Metso Paper received new orders worth EUR 1,444 million, an increase of 6 percent on the corresponding period last year. Metso Paper’s order backlog increased by 40 percent from the end of 2002.

Metso Minerals received new orders worth EUR 1,190 million, a decrease of 17 percent from the corresponding period last year. The business area’s order backlog decreased by 11 percent compared with the figure at the end of 2002.

Metso Automation received new orders worth EUR 412 million, a decrease of 15 percent from the corresponding period last year. The comparable order backlog, excluding the NMS business divested in the first quarter, increased by 21 percent compared with the figure at the end of 2002.

Metso Ventures received new orders worth EUR 213 million. The order backlog decreased by 9 percent since the end of 2002.

Net sales

Metso’s net sales totaled EUR 3,046 million, which was 10 percent lower than in the comparison period, January-September, 2002. Excluding the effects of exchange rate changes, net sales decreased by 4 percent. Aftermarket and maintenance services accounted for 34 percent of the Corporation’s net sales (33 percent in 1-9/02), excluding Metso Ventures.

Of the net sales, 37 percent originated from Metso Paper, 39 percent from Metso Minerals, 12 percent from Metso Automation and 7 percent from Metso Ventures. The Converting Equipment group accounted for 5 percent of the Corporation’s net sales.

Exports and operations outside Finland accounted for 88 percent of the Corporation’s net sales. 46 percent of net sales came from Europe, 25 percent from North America, 18 percent from Asia-Pacific, 6 percent from South America and 5 percent from the rest of the world.

Result

Metso Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 80.7 million, or 2.6 percent of net sales. The decrease in operating profit was mainly due to lower margins in Metso Paper’s large projects than in the comparison period, the continuing tight competition faced by Metso Minerals’ crushing and screening equipment and the strengthening of the euro.

Net nonrecurring expenses amounted to EUR 314 million, including a goodwill impairment of EUR 205 million in Metso Minerals, income of EUR 12 million from disposals of businesses, expenses of EUR 102 million from restructuring related to the 2003 efficiency improvement program, and other nonrecurring expenses of EUR 19 million.

The classification principle applied to the goodwill impairment has been amended in accordance with the international accounting principles: The goodwill impairment is included in the nonrecurring operating expenses of Metso Minerals and not as an extraordinary expense as was announced in the press release of September 25, 2003. The impairment was due to the continued difficult market environment in rock and minerals processing, further complicated by unfavorable exchange rate developments affecting Metso Minerals. It will have no effect on cash flow. As a consequence of the impairment, Metso’s annual goodwill amortization will be reduced by approximately EUR 10 million.

Metso’s operating loss for January-September was EUR 273.7 million, or 9.0 percent of net sales.

Metso’s net financial expenses were EUR 53 million, including dividend income of EUR 3 million.

Metso’s loss before taxes for January-September was EUR 327 million. Earnings per share were negative EUR 2.36. The taxes corresponding to the income for the period have been entered as taxes.

The net loss for the review period was EUR 322 million.

Metso’s renewed operating model

Metso is renewing its operating model in response to changes in the business environment. An increasing proportion of business in Europe and North America is based on maintenance and aftermarket services for existing equipment and machinery, on improving the efficiency of customer processes and on machine rebuilds. The demand for new machinery and equipment is focused in China and South America, where Metso is engaged in strengthening its local presence and resources. Another objective is to increase the flexibility to respond to changes in demand by reducing Metso’s in-house manufacturing capacity and increasing manufacturing cooperation with external partners.

According to the new management model determined by Metso’s Board of Directors in September, Metso’s business areas — Metso Paper, Metso Minerals, Metso Automation and Metso Ventures — will operate more independently, supported by a leaner corporate staff, and will implement their own strategies in line with the differing needs of their respective customer segments. The activities and the role of Corporate Headquarters will be re-evaluated by the end of the year so that the continuity of the efficiency improvement and Corporate level synergy programs are ensured.

Efficiency improvement program

Metso continued to implement the efficiency improvement program announced in June and designed to cut overhead costs. The program aims at an annual profit improvement of over EUR 100 million. Of this Metso Paper will account for slightly below EUR 40 million. Metso Minerals will account for EUR 50-60 million; the amount will be finalized by the end of the year. Metso Automation will account for EUR 10 million, and Metso Ventures for EUR 5 million.

It is expected that the re-evaluation of the role of Metso headquarters will result in savings amounting to approximately EUR 10 million. As a result of a re-evaluation of the role of Metso headquarters, personnel discussions were initiated in October concerning the reduction of the 120 employees working at the headquarters by approximately one third.

The nonrecurring expenses of the efficiency improvement program rose from the original estimate of EUR 80 million to EUR 102 million. About one fifth of these expenses are non-cash items. The increase in nonrecurring expenses was due mainly to expansion of the efficiency improvement program and the higher than expected costs of closing down Metso Minerals’ units.

Cash flow and financing

Metso’s net cash provided by operating activities was EUR 64 million. The net working capital committed was EUR 64 million. This was mainly due to the ongoing project deliveries and their timing in Metso Paper.

Net interest bearing liabilities totaled EUR 1,172 million. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 118.5 percent at the end of September. The gearing ratio increased approximately 20 percentage points as a result of the goodwill impairment of EUR 205 million made in Metso Minerals. Metso’s equity to assets ratio was 26.8 percent at the end of September.

Standard & Poor’s ratings for Metso’s long-term and short-term debt are BBB and A-3 respectively. Moody’s long-term rating is Baa3.

Capital expenditure

Metso’s gross capital expenditure totaled EUR 99 million (EUR 142 million in 1-9/02). The most significant investments in the review period were Metso Composites’ new composite roll plant in Oulu, Finland, the TMP/CTMP pulping line in Anjalankoski, Finland, and the service technology centers in Järvenpää, Finland, and Sorocaba, Sâo Paulo, Brazil.

Joint ventures

Metso Paper, Metso Automation and Sumitomo Heavy Industries, Ltd. (SHI) agreed in June to form a joint venture in Japan.

Acquisitions and divestitures

In September, Metso divested CPS Electronics, a subsidiary of Metso Automation that manufactures electronic components, to Scanfil Plc. The divestiture is part of Metso’s efficiency improvement program. Metso also divested Metso Hydraulics, part of Metso Ventures, to Sampo-Rosenlew in January, and Network Management Solutions (NMS), part of Metso Automation, to Telvent in February.

In October, Metso signed an agreement to divest its Converting Equipment group to Bobst Group SA from Switzerland. The price, to be determined according to the balance sheet values at the closing date, will be approximately EUR 75 million. The deal requires the approval of the competition authorities. The business is expected to be transferred to the new owner by the end of the year. The Converting Equipment group, with net sales for January-September 2003 of EUR 138 million, employs approximately 800 persons.

Research and development

Metso’s research and development expenditure for the review period totaled EUR 96 million (EUR 113 million in 1-9/02), representing 3.1 percent of the Corporation’s net sales.

Personnel

At the end of September, Metso employed 26,783 persons, 6 percent less than at the end of 2002. 36 percent were employed by Metso Paper, 40 percent by Metso Minerals, 13 percent by Metso Automation, 7 percent by Metso Ventures and 1 percent by the corporate headquarters. The Converting Equipment group employed 3 percent of the Corporation’s personnel.

Metso employed 35 percent of its total personnel in Finland, 13 percent in other Nordic countries, 18 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 7 percent in South America and 5 percent in the rest of the world.

Changes in corporate management

On September 25, 2003, Metso Corporation’s Board of Directors relieved Tor Bergman of his duties as President and CEO of Metso Corporation and as chairman of Metso’s business area boards. Metso’s Executive Vice President and CFO, Olli Vaartimo, has been appointed as interim President and CEO, and as interim chairman of Metso’s business area boards.

Shares

At the end of September, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 232 million.

The Helsinki Exchanges traded 80 million Metso Corporation shares in January-September, equivalent to a turnover of EUR 727.8 million. The share price on September 30, 2003 was EUR 8.50. The highest quotation for the review period was EUR 11.41 and the lowest EUR 7.52. The Corporation’s market capitalization in the Helsinki Exchanges on September 30, 2003 was EUR 1,158 million.

Metso’s ADR (American Depository Receipt) turnover on the New York Stock Exchange amounted to USD 14.4 million. The price of an ADR on September 30, 2003 was USD 10.14. The highest quotation was USD 12.02 and the lowest USD 8.31.

Short-term outlook

Metso’s market environment is not expected to show improvement in the last quarter of the year.

The Corporation’s full year income before taxes will be negative.

Metso’s Board of Directors has reviewed the strategic plans prepared during the year by management. According to the plans, on the basis of the estimated market situation, Metso will not achieve its long-term profitability targets in the next two years.

The primary focus in managing Metso Corporation will be the decisive implementation of the ongoing efficiency improvement actions and on other measures to improve profitability and strengthen the balance sheet.

Helsinki, October 29, 2003

Board of Directors, Metso Corporation

BUSINESS AREAS

Metso Paper

EUR million	7-9/03	7-9/02	1-9/03	1-9/02	2002

Net sales	370	411	1,145	1,241	1,812
Operating profit before nonrecurring items and amortization of goodwill	16.2	14.5	33.6	77.5	132.3
% of net sales	4.4	3.5	2.9	6.2	7.3
Operating profit/loss	(19.1)	12.3	(8.6)	64.0	118.2
% of net sales	(5.2)	3.0	(0.8)	5.2	6.5
Orders received	430	398	1,444	1,361	1,642
Order backlog, Sept 30 and Dec 31			1,041	1,035	742

Metso Paper’s net sales for January-September were 8 percent less than in the comparison period, totaling EUR 1,145 million. Excluding the effects of currency changes, net sales decreased by 3 percent. Aftermarket and maintenance services accounted for 27 percent of net sales.

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 33.6 million, or 2.9 percent of net sales. The weakening of operating profit was due to lower margins in larger projects compared to a year ago, underutilization of production capacity and currency changes. Nonrecurring items included EUR 37 million expenses arising from the efficiency improvement program. The operating loss was EUR 8.6 million, or 0.8 percent of net sales.

In accordance with the efficiency improvement program, Metso Paper will reduce the number of employees by approximately 340 in Finland and Sweden. The reductions required in North America are settling to affect 220 employees. In addition, Metso Paper has initiated an analysis of measures to reduce its in-house manufacturing capacity in Europe to correspond more closely with the requirements of long-term demand, including outsourcing. To decrease in-house manufacturing capacity in the Nordic countries, Metso Paper began planning for the outsourcing of Turku Works, the component production related to paper machine finishing systems in Järvenpää and the production of the Jyväskylä plate shop. When carried out as planned, these arrangements will affect approximately 380 employees. Metso Paper will also initiate a review regarding its unit in Como, Italy. Metso Paper manufactures paper and board machines for the South European markets in Como. The unit has approximately 170 employees.

The value of orders received by Metso Paper increased by 6 percent on the comparison period and totaled EUR 1,444 million. Excluding the effects of exchange rate changes, the value of new orders increased by 11 percent. The order backlog developed positively in the third quarter, bolstered by orders received from China for paper machines and mechanical pulping equipment. Metso Paper’s order backlog increased by 40 percent from the end of 2002 and was EUR 1,041 million at the end of September.

Converting Equipment group

The net sales of the Converting Equipment group were EUR 138 million (EUR 114 million in 1-9/02). The group’s operating loss was EUR 0.5 million (EUR 5.8 million loss in 1-9/02). In October, Metso agreed to divest the group to Bobst Group SA from Switzerland. The business should be transferred to the new owner by the end of the year, as soon as the required approvals have been received from the competition authorities.

Metso Minerals

EUR million	7-9/03	7-9/02	1-9/03	1-9/02	2002

Net sales	412	427	1,228	1,381	1,819
Operating profit before nonrecurring items and amortization of goodwill	19.1	21.9	52.0	80.8	107.9
% of net sales	4.6	5.1	4.2	5.9	5.9
Operating profit/loss	(258.7)	7.1	(251.2)	35.7	51.4
% of net sales	(62.8)	1.7	(20.5)	2.6	2.8
Orders received	358	415	1,190	1,429	1,860
Order backlog, Sept 30 and Dec 31			423	461	474

The net sales of Metso Minerals totaled EUR 1,228 million in January-September, 11 percent lower than in the comparison period. Excluding the effects of currency changes, net sales decreased by 4 percent. Aftermarket and maintenance services accounted for 43 percent of net sales.

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 52.0 million, or 4.2 percent of net sales. The profitability of Metso Minerals was weakened by the unfavorable market in crushing and screening as well as minerals processing equipment, and by the strengthening of the euro. Nonrecurring items totaled EUR 272 million, including a goodwill impairment of EUR 205 million, efficiency improvement program expenses of EUR 53 million and other nonrecurring expenses of EUR 14 million. The latter item includes accounting adjustments and reserves for Metso Minerals’ UK operation and for the opening balance sheet of the Svedala acquisition. The operating loss was EUR 251.2 million, or 20.5 percent of net sales.

As a part of the efficiency improvement program Metso Minerals will close the production plant for mainly heavy-duty mining crushers in Milwaukee, Wisconsin, USA, and the production plant for mining industry process equipment and pumps in Colorado Springs, Colorado, USA. In addition, the production plant for mining and crushing equipment and screens will also be closed down in Ketsch, Germany. The company will also adjust its operations of its crusher plant in Tampere, Finland. All these measures will affect 320-340 employees.

Adjustment measures have been initiated in the company’s Mâcon plant in France, as well as at Metso Minerals’ headquarters. Metso Minerals has also initiated the adjustment of the resources of its global sales and maintenance network to reflect market situation.

The value of orders received by Metso Minerals decreased by 17 percent from the comparison period, amounting to EUR 1,190 million. Excluding the effects of exchange rate changes, the value of new orders decreased by 10 percent. The volume of orders received for metal recycling equipment was at an excellent level, while the orders received by other product lines were lower than in the previous quarter. At the end of September, Metso Minerals’ order backlog was 11 percent lower than at the end of 2002, totaling EUR 423 million.

Metso Automation

EUR million	7-9/03	7-9/02	1-9/03	1-9/02	2002

Net sales	120	149	378	455	622
Operating profit before nonrecurring items and amortization of goodwill	8.1	6.1	16.7	14.7	21.9
% of net sales	6.8	4.1	4.4	3.2	3.5
Operating profit	0.5	5.6	14.0	11.7	16.3
% of net sales	0.4	3.8	3.7	2.6	2.6
Orders received	121	139	412	485	643
Order backlog, Sept 30 and Dec 31			181	199	185

Metso Automation’s net sales decreased by 17 percent from the comparison period, totaling EUR 378 million. Excluding the effects of currency changes and the February divestiture, net sales remained at the level of the previous year. Aftermarket and maintenance services accounted for 25 percent of net sales.

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 16.7 million, or 4.4 percent of net sales. In particular, process automation and North American operations improved their profitability as a result of the measures taken in 2002 and 2003 to streamline the cost structure. The net nonrecurring expenses of EUR 1 million were the result of EUR 11 million in income from divestitures, EUR 5 million in expenses from the restructuring of the North American operations and EUR 7 million in expenses arising from the efficiency improvement program. The operating profit improved to EUR 14.0 million, or 3.7 percent of net sales.

To further improve the efficiency of its operations, Metso Automation has begun negotiations to reduce its personnel by 140 in Finland, North America and its global sales network.

In September, Metso Automation acquired ABB’s pulp Quality Analyzer (TQA) product line and key resources and merged them with its analyzer business unit. The acquisition will strengthen Metso Automation’s product selection, especially in mechanical pulping processes. During the review period, Metso Automation opened an Expert Center in Tampere, Finland, for its customers in the energy and process industries.

The value of orders received was EUR 412 million, or 15 percent lower than in the comparison period. Excluding the effects of exchange rate changes and divestitures, the value of orders received was at the same level as in the comparison period. At the end of September, Metso Automation’s order backlog was EUR 181 million, which is approximately the same as at the end of 2002.

Metso Ventures

EUR million	7-9/03	7-9/02	1-9/03	1-9/02	2002

Net sales	63	86	220	266	374
Operating profit/loss before nonrecurring items and amortization of goodwill	(2.6)	4.0	3.0	11.3	23.4
% of net sales	(4.1)	4.7	1.4	4.2	6.3
Operating profit/loss	(6.9)	(1.7)	(1.1)	5.5	14.9
% of net sales	(11.0)	(2.0)	(0.5)	2.1	4.0
Orders received	58	91	213	286	411
Order backlog, Sept 30 and Dec 31			127	122	139

The comparable net sales of Metso Ventures (excluding the businesses divested in 2002) for January-September amounted to EUR 220 million, or 8 percent lower than in the comparison period. The positive trends in the Asian markets, which began in 2002, have significantly increased the net sales of Metso Panelboard. On the other hand, the net sales of Metso Drives were lower than in the comparison period, due to the small number of wind turbine gear deliveries in the first half of 2003.

Metso Ventures’ operating profit before nonrecurring items and amortization of goodwill was EUR 3.0 million, or 1.4 percent of net sales. Metso Panelboard returned to profitability this year due to the rationalization measures carried out a year before. The low sales volumes of Metso Drives in the first half of the year have resulted in decreased profitability. Net nonrecurring expenses totaled EUR 3 million, including EUR 1 million in income from disposals of businesses and EUR 4 million in expenses from the efficiency improvement program. Metso Ventures’ operating loss was EUR 1.1 million, or 0.5 percent of net sales.

Metso Panelboard, a business group of Metso Ventures, has begun negotiations to combine the operations in Willich and Hannover, Germany. The combined unit will be located in Hannover.

As part of the efficiency improvement program, Metso Paper’s foundries in Jyväskylä, Finland, and Karlstad, Sweden, and Metso Minerals’ foundry in Tampere, Finland, have operationally been transferred to the Metso Ventures business area as of October 1, 2003. The annual combined invoicing of the foundries is approximately EUR 70 million, of which approximately 60 percent are from customers outside Metso. The foundries employ approximately 600 persons.

Since the production of Saab cars ceased at the end of April, Valmet Automotive has focused on the manufacture of Porsche Boxsters, although at about 25 percent lower volume than in the comparison period. Due to the lower production volume, the plant had to lay off approximately half of the employees. Production will remain low in the final quarter and, consequently, the full year result is expected to be negative. In January-September, 17,056 cars were produced (30,271 in 1-9/02).

The value of orders received by Metso Ventures decreased by one quarter from the comparison period, totaling EUR 213 million. Metso Panelboard’s orders were mainly from the Asian markets. The demand for wind turbine gears continued to pick up in the third quarter and the order intake was good. At the end of September, Metso Ventures’ order backlog was EUR 127 million, or 9 percent lower than at the end of 2002.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Net sales	991	1,105	3,046	3,394	4,691
Cost of goods sold	(746)	(827)	(2,285)	(2,481)	(3,425)
Gross profit	245	278	761	913	1,266
Selling, general and administrative expenses	(211)	(240)	(680)	(757)	(1,015)
Operating profit before nonrecurring operating items and amortization of goodwill	34	38	81	156	251
% of net sales	3.4%	3.4%	2.6%	4.6%	5.3%
Nonrecurring operating income and expenses	(313)	(3)	(314)	(19)	(27)
Amortization of goodwill	(14)	(14)	(41)	(43)	(57)
Operating profit (loss)	(293)	21	(274)	94	167
% of net sales	(29.5%)	1.9%	(9.0%)	2.8%	3.6%
Financial income and expenses	(18)	(18)	(53)	(55)	(74)
Income (loss) before extraordinary items and income taxes	(311)	3	(327)	39	93
Extraordinary income and expenses	—	—	—	—	—
Income (loss) before taxes	(311)	3	(327)	39	93
Income taxes	6	(2)	5	(20)	(26)
Minority interests	1	0	0	(2)	(2)
Net income (loss)	(304)	1	(322)	17	65

CONSOLIDATED BALANCE SHEETS

	Sep 30, 2003	Sep 30, 2002	Dec 31,2002
(Millions)	EUR	EUR	EUR

Fixed assets and financial assets
Intangible assets	755	1,031	1,011
Tangible assets	855	898	891
Financial assets	92	139	103
Current assets
Inventories	853	903	819
Receivables	1,379	1,408	1,385
Cash and cash equivalents	130	134	190
Total assets	4,064	4,513	4,399
Share capital	232	232	232
Other shareholders’ equity	751	1,114	1,147
Minority interests	7	9	10
Long-term liabilities	1,175	1,314	1,172
Current liabilities	1,899	1,844	1,838
Total shareholders’ equity and liabilities	4,064	4,513	4,399
Net interest bearing liabilities
Long-term interest bearing liabilities	1,010	1,167	1,020
Short-term interest bearing liabilities	320	229	333
Cash and cash equivalents	(130)	(134)	(190)
Other interest bearing assets	(28)	(78)	(45)
Total	1,172	1,184	1,118

CONSOLIDATED STATEMENTS OF CASH FLOWS

	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Cash flows from operating activities:
Net income (loss)	(304)	1	(322)	17	65
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	47	50	140	149	197
Provisions/Efficiency improvement program 2003	96	—	99	—	—
Impairment of goodwill	205	—	205	—	—
Other	8	0	6	4	12
Change in net working capital	(15)	56	(64)	(11)	(22)
Net cash provided by (used in) operating activities	37	107	64	159	252
Cash flows from investing activities:
Capital expenditures on fixed assets	(31)	(48)	(97)	(140)	(191)
Proceeds from sale of fixed assets	3	13	11	27	33
Business acquisitions, net of cash acquired	—	—	(2)	—	(1)
Proceeds from sale of businesses	1	23	31	34	38
(Investments in) proceeds from sale of shares and marketable securities	(1)	61	2	79	107
Net cash provided by (used in) investing activities	(28)	49	(55)	0	(14)
Cash flows from financing activities:
Dividends paid	—	—	(82)	(82)	(82)
Net funding	(7)	(135)	5	(137)	(161)
Other	1	(1)	9	9	10
Net cash provided by (used in) financing activities	(6)	(136)	(68)	(210)	(233)
Effect of changes in exchange rates on cash and cash equivalents	1	(10)	(1)	(27)	(27)
Net increase (decrease) in cash and cash equivalents	4	10	(60)	(78)	(22)
Cash and cash equivalents at beginning of period	126	124	190	212	212
Cash and cash equivalents at end of period	130	134	130	134	190

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Share		Cumulative	Reserve
	Number	Share	premium	Legal	translation	for own	Other	Retained
	of shares	capital	reserve	reserve	adjustments	shares	reserves	earnings	Total
(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379
Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	3	—	—	—	3
Changes in corporate structure	—	—	—	—	46	—	—	(46)	0
Other	—	—	—	(8)	—	—	—	13	5
Net income (loss)	—	—	—	—	—	—	—	(322)	(322)
Balance at Sep 30, 2003	136,251	232	14	219	(11)	1	202	326	983

The distributable funds of Metso Corporation at Sep 30, 2003 consist of retained earnings (EUR 326 million) excluding accelerated depreciation and untaxed reserves (EUR 44 million) and negative translation differences (EUR 11 million), and other reserves (EUR 202 million), totaling EUR 473 million.

At the end of the period Metso Corporation possessed 60 841 of its own shares.

THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL

	7-9/2003	7-9/2002	1-9/2003	1-9/2002	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Nonrecurring operating income and expenses, net	(313.0)	(3.1)	(313.6)	(18.6)	(26.5)
Amortization of goodwill	(13.5)	(14.2)	(40.8)	(43.4)	(57.1)
Nonrecurring items and amortization of goodwill, total	(326.5)	(17.3)	(354.4)	(62.0)	(83.6)
Tax effect	6.4	9.6	11.3	11.4	13.2
The impact of nonrecurring items and amortization of goodwill on net income	(320.1)	(7.7)	(343.1)	(50.6)	(70.4)
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.12	0.07	0.16	0.50	0.99
The impact of nonrecurring items and amortization of goodwill on earnings/ share	(2.35)	(0.06)	(2.52)	(0.37)	(0.51)
Earnings/share, EUR	(2.23)	0.01	(2.36)	0.13	0.48

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Sep 30, 2003	Dec 31, 2002
(Millions)	EUR	EUR

Mortgages on corporate debt	1	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company obligations	0	0
Other guarantees	5	4
Repurchase and other commitments	29	25
Lease commitments	168	181

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value

	Sep 30, 2003	Dec 31, 2002	Sep 30, 2003	Dec 31, 2002	Sep 30, 2003	Dec 31, 2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	1,428	1,617	12	38	28	65
Interest rate and currency swaps	4	4	0	0	0	(1)
Currency swaps	83	100	2	2	2	1
Interest rate swaps	60	60	1	0	3	2
Interest rate futures contracts	25	15	0	0	0	0
Option agreements
Bought	21	9	0	1	0	1
Sold	34	14	0	0	0	0
Electricity forward contracts (1)	279	—	0	—	0	—

(1) Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Sep 30, 2003	Sep 30, 2002	Dec 31, 2002

Earnings/share, EUR	(2.36)	0.13	0.48
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.16	0.50	0.99
Equity/share, EUR	7.21	9.88	10.12
Return on equity (ROE), %	(33.5)	1.9	4.8
Return on capital employed (ROCE), %	(13.6)	5.0	6.4
Equity to assets ratio, %	26.8	31.8	33.3
Gearing, %	118.5	87.3	80.6
Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

	1-9/2003	1-9/2002	1-12/2002	Sep 30, 2003	Sep 30, 2002	Dec 31, 2002

USD (US dollar)	1.1114	0.9265	0.9449	1.1652	0.9860	1.0487
SEK (Swedish krona)	9.1628	9.1806	9.1591	8.9625	9.1516	9.1528
GBP (Pound sterling)	0.6900	0.6262	0.6288	0.6986	0.6295	0.6505
CAD (Canadian dollar)	1.5874	1.4539	1.4828	1.5717	1.5566	1.6550

BY BUSINESS AREA INFORMATION

					10/2002-
NET SALES BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	370	411	1,145	1,241	1,716	1,812
Metso Minerals	412	427	1,228	1,381	1,666	1,819
Metso Automation	120	149	378	455	545	622
Metso Ventures	63	86	220	266	328	374
Intra Metso net sales	(19)	(9)	(63)	(63)	(96)	(96)
Continuing operations	946	1,064	2,908	3,280	4,159	4,531
Converting Equipment	45	41	138	114	184	160
Metso total	991	1,105	3,046	3,394	4,343	4,691

OPERATING PROFIT (LOSS) BEFORE
NONRECURRING ITEMS AND AMORTIZATION					10/2002-
OF GOODWILL BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	16.2	14.5	33.6	77.5	88.4	132.3
Metso Minerals	19.1	21.9	52.0	80.8	79.1	107.9
Metso Automation	8.1	6.1	16.7	14.7	23.9	21.9
Metso Ventures	(2.6)	4.0	3.0	11.3	15.1	23.4
Corporate Headquarters and other	(6.2)	(8.2)	(25.1)	(24.9)	(32.0)	(31.8)
Continuing operations	34.6	38.3	80.2	159.4	174.5	253.7
Converting Equipment	(0.6)	(0.5)	0.5	(3.4)	0.8	(3.1)
Metso total	34.0	37.8	80.7	156.0	175.3	250.6

					10/2002-
NONRECURRING OPERATING ITEMS BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(33.4)	(0.2)	(36.6)	(7.3)	(35.2)	(5.9)
Metso Minerals	(267.5)	(3.9)	(272.0)	(12.2)	(273.1)	(13.3)
Metso Automation	(6.9)	0.2	(0.6)	(0.7)	(2.5)	(2.6)
Metso Ventures	(4.0)	(5.4)	(3.2)	(4.8)	(5.5)	(7.1)
Corporate Headquarters and other	(1.2)	7.0	(1.2)	7.8	(2.1)	6.9
Continuing operations	(313.0)	(2.3)	(313.6)	(17.2)	(318.4)	(22.0)
Converting Equipment	—	(0.8)	—	(1.4)	(3.1)	(4.5)
Metso total	(313.0)	(3.1)	(313.6)	(18.6)	(321.5)	(26.5)

					10/2002-
AMORTIZATION OF GOODWILL BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(1.9)	(2.0)	(5.6)	(6.2)	(7.6)	(8.2)
Metso Minerals	(10.3)	(10.9)	(31.2)	(32.9)	(41.5)	(43.2)
Metso Automation	(0.7)	(0.7)	(2.1)	(2.3)	(2.8)	(3.0)
Metso Ventures	(0.3)	(0.3)	(0.9)	(1.0)	(1.3)	(1.4)
Continuing operations	(13.2)	(13.9)	(39.8)	(42.4)	(53.2)	(55.8)
Converting Equipment	(0.3)	(0.3)	(1.0)	(1.0)	(1.3)	(1.3)
Metso total	(13.5)	(14.2)	(40.8)	(43.4)	(54.5)	(57.1)

					10/2002-
OPERATING PROFIT (LOSS) BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	(19.1)	12.3	(8.6)	64.0	45.6	118.2
Metso Minerals	(258.7)	7.1	(251.2)	35.7	(235.5)	51.4
Metso Automation	0.5	5.6	14.0	11.7	18.6	16.3
Metso Ventures	(6.9)	(1.7)	(1.1)	5.5	8.3	14.9
Corporate Headquarters and other	(7.4)	(1.2)	(26.3)	(17.1)	(34.1)	(24.9)
Continuing operations	(291.6)	22.1	(273.2)	99.8	(197.1)	175.9
Converting Equipment	(0.9)	(1.6)	(0.5)	(5.8)	(3.6)	(8.9)
Metso total	(292.5)	20.5	(273.7)	94.0	(200.7)	167.0

					10/2002-
ORDERS RECEIVED BY BUSINESS AREA	7-9/2003	7-9/2002	1-9/2003	1-9/2002	9/2003	1-12/2002
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	430	398	1,444	1,361	1,725	1,642
Metso Minerals	358	415	1,190	1,429	1,621	1,860
Metso Automation	121	139	412	485	570	643
Metso Ventures	58	91	213	286	338	411
Intra Metso orders received	(20)	(23)	(79)	(78)	(107)	(106)
Continuing operations	947	1,020	3,180	3,483	4,147	4,450
Converting Equipment	40	37	116	121	191	196
Metso total	987	1,057	3,296	3,604	4,338	4,646

PERSONNEL BY BUSINESS AREA	Sep 30, 2003	Sep 30, 2002	Dec 31, 2002

Metso Paper	9,673	9,565	9,719
Metso Minerals	10,751	10,953	10,784
Metso Automation	3,412	4,223	4,150
Metso Ventures	1,925	2,965	2,873
Corporate Headquarters and other	204	131	134
Continuing operations	25,965	27,837	27,660
Converting Equipment	818	835	829
Metso total	26,783	28,672	28,489

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	411	571	366	409	370
Metso Minerals	427	438	383	433	412
Metso Automation	149	167	126	132	120
Metso Ventures	86	108	81	76	63
Intra Metso net sales	(9)	(33)	(19)	(25)	(19)
Continuing operations	1,064	1,251	937	1,025	946
Converting Equipment	41	46	46	47	45
Metso total	1,105	1,297	983	1,072	991

OPERATING PROFIT (LOSS) BEFORE
NONRECURRING ITEMS AND AMORTIZATION
OF GOODWILL BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	14.5	54.8	6.8	10.6	16.2
Metso Minerals	21.9	27.1	11.1	21.8	19.1
Metso Automation	6.1	7.2	1.7	6.9	8.1
Metso Ventures	4.0	12.1	1.0	4.6	(2.6)
Corporate Headquarters and other	(8.2)	(6.9)	(8.5)	(10.4)	(6.2)
Continuing operations	38.3	94.3	12.1	33.5	34.6
Converting Equipment	(0.5)	0.3	(0.4)	1.5	(0.6)
Metso total	37.8	94.6	11.7	35.0	34.0

NONRECURRING OPERATING ITEMS BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(0.2)	1.4	—	(3.2)	(33.4)
Metso Minerals	(3.9)	(1.1)	—	(4.5)	(267.5)
Metso Automation	0.2	(1.9)	6.5	(0.2)	(6.9)
Metso Ventures	(5.4)	(2.3)	0.8	—	(4.0)
Corporate Headquarters and other	7.0	(0.9)	—	—	(1.2)
Continuing operations	(2.3)	(4.8)	7.3	(7.9)	(313.0)
Converting Equipment	(0.8)	(3.1)	—	—	—
Metso total	(3.1)	(7.9)	7.3	(7.9)	(313.0)

AMORTIZATION OF GOODWILL BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.0)	(2.0)	(1.9)	(1.8)	(1.9)
Metso Minerals	(10.9)	(10.3)	(10.4)	(10.5)	(10.3)
Metso Automation	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
Metso Ventures	(0.3)	(0.4)	(0.3)	(0.3)	(0.3)
Continuing operations	(13.9)	(13.4)	(13.3)	(13.3)	(13.2)
Converting Equipment	(0.3)	(0.3)	(0.4)	(0.3)	(0.3)
Metso total	(14.2)	(13.7)	(13.7)	(13.6)	(13.5)

OPERATING PROFIT (LOSS) BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	12.3	54.2	4.9	5.6	(19.1)
Metso Minerals	7.1	15.7	0.7	6.8	(258.7)
Metso Automation	5.6	4.6	7.5	6.0	0.5
Metso Ventures	(1.7)	9.4	1.5	4.3	(6.9)
Corporate Headquarters and other	(1.2)	(7.8)	(8.5)	(10.4)	(7.4)
Continuing operations	22.1	76.1	6.1	12.3	(291.6)
Converting Equipment	(1.6)	(3.1)	(0.8)	1.2	(0.9)
Metso total	20.5	73.0	5.3	13.5	(292.5)

CAPITAL EMPLOYED BY BUSINESS AREA	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	532	517	543	576	555
Metso Minerals	1,429	1,401	1,378	1,351	1,078
Metso Automation	228	207	183	173	168
Metso Ventures	137	145	141	144	144
Corporate Headquarters and other	353	417	315	320	309
Continuing operations	2,679	2,687	2,560	2,564	2,254
Converting Equipment	72	55	56	65	66
Metso total	2,751	2,742	2,616	2,629	2,320

ORDERS RECEIVED BY BUSINESS AREA	7-9/2002	10-12/2002	1-3/2003	4-6/2003	7-9/2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	398	281	738	276	430
Metso Minerals	415	431	434	398	358
Metso Automation	139	158	160	131	121
Metso Ventures	91	125	92	63	58
Intra Metso orders received	(23)	(28)	(32)	(27)	(20)
Continuing operations	1,020	967	1,392	841	947
Converting Equipment	37	75	33	43	40
Metso total	1,057	1,042	1,425	884	987

ORDER BACKLOG BY BUSINESS AREA	Sep 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,035	742	1,114	979	1,041
Metso Minerals	461	474	514	477	423
Metso Automation	199	185	184	182	181
Metso Ventures	122	139	145	132	127
Intra Metso order backlog	(56)	(53)	(67)	(68)	(69)
Continuing operations	1,761	1,487	1,890	1,702	1,703
Converting Equipment	77	102	84	81	74
Metso total	1,838	1,589	1,974	1,783	1,777